April 22, 2019

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

WWW.FOLEY.COM

WRITER’S DIRECT LINE

414.297.5678

pgquick@foley.com EMAIL

CLIENT/MATTER NUMBER

102239-0143

VIA EDGAR

Mr. Arthur C. Sandel Special Counsel U.S. Securities and Exchange Commission Office of Structured Finance 100 F Street, N.E. Washington, DC 20549

Re:                           Harley-Davidson Customer Funding Corp.

Registration Statement on Form SF-3

Filed April 5, 2019

File No. 333-230733

Dear Mr. Sandel:

On behalf of our client, Harley-Davidson Customer Funding Corp., a Nevada corporation (the “Company”), we are enclosing the Company’s request for acceleration of the effective date of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended. As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 4:00 P.M., Eastern Time, on Thursday, April 25, 2019, or as soon as is practicable thereafter.

Should any questions arise in connection with this request or to advise that the Registration Statement has been declared effective, please contact the undersigned at (414) 297-5678 or David B. Ryan at (414) 297-5761.

Very truly yours,

/s/Patrick G. Quick

Patrick G. Quick

cc:                              Benjamin Meeks

Securities and Exchange Commission

James Darrell Thomas

Julia Landes

Harley-Davidson Customer Funding Corp.

David Ryan

Nicholas Faleris

Foley & Lardner LLP

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

3850 Arrowhead Drive

Carson City, Nevada 89706

April 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                         Harley-Davidson Customer Funding Corp.

Registration Statement on Form SF-3

Filed April 5, 2019

File No. 333-230733

Ladies and Gentlemen:

The undersigned Harley-Davidson Customer Funding Corp. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form SF-3 (File No. 333-230733) so that it may be declared effective at 4:00 P.M., Eastern Time, on Thursday, April 25, 2019, or as soon as is practicable thereafter.

In connection with the foregoing request for acceleration of the Registration Statement, the Company hereby acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

By:	/s/James Darrell Thomas
James Darrell Thomas
Vice President, Treasurer and
Assistant Secretary